NO ACT

PE

1-12-2012

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025669

Received SEC
FEB 24 2012
Washington, DC 20549

February 24, 2012

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-24-12

Re: WellPoint, Inc.
Incoming letter dated January 12, 2012

Dear Ms. Goodman:

This is in response to your letter dated January 12, 2012 concerning the shareholder proposal submitted to WellPoint by SEIU Master Trust. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Steve Abrecht
SEIU Master Trust
11 Dupont Circle, N.W. Ste. 900
Washington, DC 20036-1202

February 24, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: WellPoint, Inc.
Incoming letter dated January 12, 2012

The proposal requests that the board adopt a policy that the chairman shall be an independent director according to the definition set forth in the New York Stock Exchange listing standards.

There appears to be some basis for your view that WellPoint may exclude the proposal from its proxy materials under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to WellPoint, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if WellPoint omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 98407-00001

January 12, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *WellPoint, Inc.*
*Shareholder Proposal of SEIU Master Trust*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, WellPoint, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the SEIU Master Trust (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states:

> RESOLVED, that shareholders of Wellpoint, Inc. ("Wellpoint") urge the board of directors to adopt a policy that the board's chairman be an independent director according to the definition set forth in the New York Stock Exchange ("NYSE") listing standards, unless Wellpoint's stock ceases to be listed on the NYSE and is listed on another exchange, at which time that exchange's standard of independence should apply. The policy should provide that if the board determines that a chairman who was independent when he or she was selected is no longer independent, the board shall promptly select a new chairman who is independent. Compliance with this policy should be excused if no director who qualifies as independent is elected by shareholders or if no independent director is willing to serve as chairman. This policy should be applied prospectively so as not to violate any contractual obligation of Wellpoint.

A copy of the Proposal, the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

**BASIS FOR EXCLUSION**

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal refers to an external set of guidelines for implementing the Proposal but fails to adequately define those guidelines, rendering it impermissibly vague and indefinite so as to be inherently misleading.

**ANALYSIS**

**The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.**

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has permitted the exclusion of shareholder proposals that—just like the Proposal—impose a standard by reference to a particular set of guidelines when the proposal or supporting statement failed sufficiently to describe the substantive provisions of the external guidelines. *See, e.g., Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

In *Boeing Co.* (avail. Feb. 10, 2004), the shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that shareholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corporation* (avail. Mar. 7, 2008); *Schering-Plough Corporation* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail Mar. 5, 2008) (all concurring in the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).

The Proposal, which states that the chairman of the board of directors must be an independent director "according to the definition set forth in the New York Stock Exchange ('NYSE') listing standards," is substantially similar to the proposal in *Boeing* and the precedent cited above. The Proposal relies upon an external standard of independence (the New York Stock Exchange standard) in order to implement a central aspect of the Proposal but fails to describe the substantive provisions of the standard. Without a description of the

New York Stock Exchange's listing standards, shareholders will be unable to determine the standard of independence to be applied under the Proposal that they are being asked to vote upon. As Staff precedent indicates, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without knowing what they are voting on. *See* SLB 14B (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Proposal is distinguishable from other shareholder proposals that refer to director independence that the Staff did not concur were vague and indefinite. In these cases, the reference to the external source was not a prominent feature of the proposal. For example, in *Allegheny Energy, Inc.* (avail. Feb. 12, 2010) the Staff did not concur with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) who had not previously served as an executive officer of the company. Although the proposal referenced the independent director standard of the New York Stock Exchange, the supporting statement focused extensively on the alternate standard of independence set forth in the proposal, that the chairman be an individual who had not previously served as an executive officer of the company. Thus, the additional requirement that the chairman be independent by the New York Stock Exchange standard was not the primary thrust of the proposal, so a description of the definition of independence was not required for shareholders to understand what they were voting on. Unlike the proposal in *Allegheny Energy*, the text of the Proposal does not define independence in terms of having the chairman be a director who has not previously served as an executive officer of the Company. Accordingly, because the Proposal itself does not refer to this alternate test of independence, the supporting statement's reference to independence in those terms does not shift the emphasis of the Proposal as a whole away from the New York Stock Exchange standard of director independence and onto an alternate test of independence that is stated in the Proposal. Thus, a description of the New York Stock Exchange standard is necessary for the Company's shareholders to understand what they are voting on.

The Proposal is similar to the proposal in *Boeing*, which, while mentioning the concept of "separating the roles of Chairman and CEO," remained focused on the 2003 Council of Institutional Investors definition of independence. Accordingly, the Staff concurred that the *Boeing* proposal was impermissibly vague through its reliance on the Council of Institutional Investors definition. Consistent with *Boeing*, because the New York Stock Exchange standard of independence is a central element of the Proposal that is not defined or explained, the Proposal is impermissibly vague.

Moreover, to the extent the supporting statement's discussion of independence in terms of the separation of the roles of chairman and chief executive officer is intended to supplement the reference to the New York Stock Exchange in the text of the Proposal, the Staff has concurred that where a proposal calls for the full implementation of an external standard, as is the case here, describing only some of the standard's substantive provisions provides insufficient guidance to shareholders and the company. *See Boeing Co.* (avail. Feb. 5, 2010) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Occidental Petroleum Corporation* (avail. Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights," where the proposal failed to adequately summarize the external standard despite referring to some, but not all, of the standard's provisions); *Revlon, Inc.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal seeking the "full implementation" of the "SA8000 Social Accountability Standards," where the proposal referred to some of the standard's provisions but failed to adequately describe what would be required of the company). Although the Staff has declined to permit exclusion where a proposal only requested a policy "based on" an external standard if the standard is generally described in the proposal, *see Peabody Energy Corp.* (avail. Mar. 8, 2006) (denying no-action relief where a proposal only requested a policy "based on" the International Labor Organization's Declaration of Fundamental Principles and Rights at Work"); *The Stride Rite Corporation* (avail. Jan. 16, 2002) (denying no-action relief where a proposal requested the implementation of a code of conduct "based on" ILO human rights standards"), the Proposal requires that the Company adopt a policy that the chairman "be an independent director according to the definition of independence set forth in New York Stock Exchange...listing standards," leaving the Company no discretion to incorporate some, but not all, of the New York Stock Exchange standard's provisions. Although the requirement that a director not be employed by the listing company is one element of the New York Stock Exchange standard of independence, the supporting statement's discussion of this provision does not clarify the additional requirements of the standard, yet the Proposal would require compliance with those additional requirements. Accordingly, shareholders voting on the Proposal will not have the necessary information from which to make an informed decision on all of the specific requirements the Proposal would impose.

Further, we acknowledge that the Staff denied no-action relief under Rule 14a-8(i)(3) for other proposals with references to third party independence standards. *See AT&T Inc.* (avail. Jan. 30, 2009); *Clear Channel Communications Inc.* (avail. Feb. 15, 2006); *Kohl's Corp.* (avail. Mar. 10, 2003). However, although the Staff did not explain the reasoning for its decisions, the no-action requests submitted in those instances did not directly and adequately argue that the proposals were vague and indefinite by virtue of their referencing an external standard without adequately describing the standard. For example, in *Clear Channel Communications*, the company argued that the external standard referenced was not a definition but a "confused 'discussion,'" and the proposal also set forth an additional definition of independence.

Accordingly, we believe that the Proposal's failure to describe the substantive provisions of the New York Stock Exchange standard of independence will render shareholders who are voting on the Proposal unable to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Kathleen S. Kiefer, the Company's Vice President and Assistant Corporate Secretary, at (317) 488-6562.

Sincerely,

Amy Goodman /smx

Amy Goodman

Enclosures

cc: Kathleen S. Kiefer, WellPoint, Inc.
Steve Abrecht, SEIU Master Trust

101210901.2

GIBSON DUNN

**EXHIBIT A**

BENEFIT FUNDS OFFICE of the
Service Employees International Union
11 Dupont Circle ♦ Washington, DC 20036
Phone: (202) 730-7500 Fax: (202) 842-0046

**SEIU Master Trust:**
SEIU National Industry Pension Fund
SEIU Affiliates' Officers & Employees Pension Fund
SEIU Staff Pension Fund

# Fax

| | | | |
|---|---|---|---|
| To: | JOHN CANNON | From: | EUNICE WASHINGTON |
| Fax: | 317-488-6821 | Pages: | 3 , including cover sheet |
| Phone: | | Date: | 12/2/2011 |
| Re: | SHAREHOLDER PROPOSAL | CC: | |

● Comments:

THE ATTACHED SHAREHOLDER PROPOSAL FOR INCLUSION AT THE 2012 ANNUAL MEETING OF WELLPOINT, INC. HAS ALSO BEEN SUBMITTED VIA UPS FOR DELIVERY ON DECEMBER 5, 2011.

SEIU
Stronger Together

December 2, 2011

John Cannon
Executive Vice President, General Counsel, Corporate Secretary, and
Chief Public Affairs Officer
WellPoint, Inc.
120 Monument Circle
Mail No. IN0102-B315
Indianapolis, IN 46204

*Via United Parcel Service and Fax:* (317) 488-6821

Dear Mr. Cannon:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2011 proxy statement of WellPoint, Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of WellPoint shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Proof of share ownership is being sent to you under separate cover, shortly after this mailing. Please contact Steve Abrecht at (202)730-7051 if you have any questions.

Sincerely,

Eunice Washington
Director of Benefit Funds/Counsel

EW:bh
Attachment

cc: Steve Abrecht

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

**INDEPENDENT CHAIR PROPOSAL**

"RESOLVED, that shareholders of Wellpoint, Inc. ("Wellpoint") urge the board of directors to adopt a policy that the board's chairman be an independent director according to the definition set forth in the New York Stock Exchange ("NYSE") listing standards, unless Wellpoint's stock ceases to be listed on the NYSE and is listed on another exchange, at which time that exchange's standard of independence should apply. The policy should provide that if the board determines that a chairman who was independent when he or she was selected is no longer independent, the board shall promptly select a new chairman who is independent. Compliance with this policy should be excused if no director who qualifies as independent is elected by shareholders or if no independent director is willing to serve as chairman. This policy should be applied prospectively so as not to violate any contractual obligation of Wellpoint."

The proponent has furnished the following statement:

"Wellpoint's CEO, Angela Braly, also serves as chairman of Wellpoint's board of directors. In our view, an independent board chair would provide a better balance of power between the CEO and the board and would support strong, independent board leadership and functioning.

The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. If the CEO also serves as chair, we believe this creates a conflict of interest that can result in excessive management influence on the board and weaken the board's oversight of management. As Intel former chairman Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

Independent board leadership and robust board oversight can help mitigate conflicts of interest involving members of management. For example, personal preferences might lead managers to favor expending corporate funds on political activities that are not in the best interests of the company and its shareholders. We believe that an independent board chair would be better positioned to manage these kinds of conflicts.

Independent chairmen are common in many markets outside the United States, including the United Kingdom, Australia, Belgium, Brazil, Canada, Germany, the Netherlands, Singapore and South Africa. We believe that independent board leadership would be particularly constructive here at Wellpoint, which came under fire recently for its opposition to healthcare reform, rescission of coverage and ill-timed rate hikes.

We urge shareholders to vote for this proposal."

# AMALGAMATED BANK.

**RAY MANNARINO, CFA, CPA**
Vice President

TEL (212) 895-4909
FAX (212) 895-4524
raymondmannarino@amalgamatedbank.com

December 5, 2011

Mr. John Cannon
Executive Vice President, General Counsel, Corporate Secretary and Chief Public Affairs Officer
WellPoint, Inc.
120 Monument Circle
Mail Number IN0102-B315
Indianapolis, IN 46204

Re: WellPoint Inc.: CUSIP 94973V107

Dear Mr. Cannon,

Amalgamated Bank is the record owner of 9,200 shares of common stock (the "shares") of WellPoint Inc., beneficially owned by SEIU Master Trust. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account #2352. The SEIU Master Trust had held shares continuously for at least one year on 12/2/11 and continues to hold shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4909.

Regards,

Ray Mannarino

Ray Mannarino
Vice President
Amalgamated Bank

CC: Ms. E. Washington
Ms. Vonda Brunsting
Ms. Brenda Hildenberger
Mr. Joseph Brunken